                                                                       EXHIBIT 1

            TTI TEAM TELECOM INTERNATIONAL LTD. AND ITS SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2006

                                 IN U.S. DOLLARS

                                    UNAUDITED

                                      INDEX

                                                                          PAGE
                                                                          ----

CONSOLIDATED BALANCE SHEETS                                                2-3

CONSOLIDATED STATEMENTS OF OPERATIONS                                       4

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                               5

CONSOLIDATED STATEMENTS OF CASH FLOWS                                      6-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                 8-16

                                     - 1 -

                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                  JUNE 30,    DECEMBER 31,
                                                                                   2006          2005
                                                                                  -------       -------
                                                                                 UNAUDITED
                                                                                  -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                       $24,863       $18,034
  Short-term bank deposits                                                          1,728         1,973
  Marketable securities                                                             9,582        15,713
  Trade receivables (net of allowance for doubtful accounts of $ 8,020 June
    30, 2006 and December 31, 2005)                                                 4,512         3,900
  Unbilled receivables                                                              2,311           964
  Related party                                                                       355           367
  Other accounts receivable and prepaid expenses                                    2,286         2,218
                                                                                  -------       -------

TOTAL current assets                                                               45,637        43,169
                                                                                  -------       -------

LONG-TERM INVESTMENTS:
  Long-term bank deposits                                                             280           881
  Investment in a company                                                             165           165
  Severance pay fund                                                                3,260         2,970
  Long-term trade and unbilled receivables                                          3,106         3,937
                                                                                  -------       -------

TOTAL long-term investments                                                         6,811         7,953
                                                                                  -------       -------

PROPERTY AND EQUIPMENT, NET                                                         4,552         4,729
                                                                                  -------       -------

TOTAL assets                                                                      $57,000       $55,851
                                                                                  =======       =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 2 -

                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                  JUNE 30,      DECEMBER 31,
                                                                                    2006           2005
                                                                                  --------        --------
                                                                                 UNAUDITED
                                                                                  --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                                  $  2,429        $  1,867
  Related parties                                                                    1,014               -
  Deferred revenues                                                                  7,007          10,226
  Other accounts payable and accrued expenses                                        7,170           7,463
                                                                                  --------        --------

TOTAL current liabilities                                                           17,620          19,556
                                                                                  --------        --------

ACCRUED SEVERANCE PAY                                                                4,338           3,852
                                                                                  --------        --------

SHAREHOLDERS' EQUITY:
  Share capital:
    Ordinary shares of NIS 0.5 par value -
      Authorized: 30,000,000 shares at June 30, 2006 and December 31, 2005;
      Issued and outstanding: 15,413,849 and 13,872,941 shares at June 30,
      2006 and December 31, 2005, respectively
    Preferred shares of NIS 0.5 par value -
      Authorized: 6,636,391 shares at June 30, 2006 and December 31, 2005;
      Issued and outstanding : 3,504,573 and 4,636,391 shares at June 30,
      2006 and December 31, 2005, respectively; Aggregate liquidation
      preference of $ 7,710 at June 30, 2006                                         2,592           2,548
  Additional paid-in capital                                                        74,674          73,446
  Accumulated other comprehensive loss                                                  22            (336)
  Accumulated deficit                                                              (42,246)        (43,215)
                                                                                  --------        --------

TOTAL shareholders' equity                                                          35,042          32,443
                                                                                  --------        --------

TOTAL liabilities and shareholders' equity                                        $ 57,000        $ 55,851
                                                                                  ========        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 3 -

                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

                                                   SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                        JUNE 30                             JUNE 30                 YEAR ENDED
                                             -----------------------------      ------------------------------      DECEMBER 31
                                                 2006             2005              2006              2005             2005
                                             ------------     ------------      ------------      ------------      ------------
                                                                         UNAUDITED                                     AUDITED
                                             -----------------------------------------------------------------      ------------
evenues:
  Products                                   $     15,739     $     10,501      $      7,791      $      5,413      $     25,317
  Services                                          9,307            8,810             4,760             4,805            17,909
                                             ------------     ------------      ------------      ------------      ------------

TOTAL revenues                                     25,046           19,311            12,551            10,218            43,226
                                             ------------     ------------      ------------      ------------      ------------

Cost of revenues:
  Products                                          7,142            6,725             3,394             3,201            13,015
  Services                                          4,584            4,690             2,652             2,340             9,203
  Impairment of capitalized software
    development costs                                   -                -                 -                 -               177
                                             ------------     ------------      ------------      ------------      ------------

TOTAL cost of revenues                             11,726           11,415             6,046             5,541            22,395
                                             ------------     ------------      ------------      ------------      ------------

Gross profit                                       13,320            7,896             6,505             4,677            20,831
                                             ------------     ------------      ------------      ------------      ------------

Operating expenses:
  Research and development                          4,381            4,670             2,276             2,528             9,136
  Selling and marketing                             5,070            7,425             2,535             2,857            11,977
  General and administrative                        2,948            3,218             1,492             1,636             6,325
                                             ------------     ------------      ------------      ------------      ------------

TOTAL operating expenses                           12,399           15,313             6,303             7,021            27,438
                                             ------------     ------------      ------------      ------------      ------------

Operating income (loss)                               921           (7,417)              202            (2,344)           (6,607)
Financial income (expenses), net                       61              197               (35)               34               153
                                             ------------     ------------      ------------      ------------      ------------

Income (loss) before income taxes                     982           (7,220)              167            (2,310)           (6,454)
Income taxes                                           13               27                 1                19               624
                                             ------------     ------------      ------------      ------------      ------------

Net income (loss)                                     969           (7,247)              166            (2,329)           (7,078)
Deemed dividend associated with
  beneficial conversion feature of
  Preferred shares                                      -           (1,981)                -            (1,981)           (1,981)
                                             ------------     ------------      ------------      ------------      ------------

Net income (loss) attributed to Ordinary
  shares                                     $        969     $     (9,228)     $        166      $     (4,310)     $     (9,059)
                                             ============     ============      ============      ============      ============

Basic and diluted net loss per share
  attributed to Ordinary shareholders        $       0.05     $      (0.78)     $       0.01      $      (0.36)     $      (0.72)
                                             ============     ============      ============      ============      ============

Weighted average number of shares used
  for computing net loss per share
  attributed to Ordinary shareholders:

  Basic                                        14,640,846       11,872,941        15,128,385        11,872,941        12,577,392
                                             ============     ============      ============      ============      ============

  Diluted                                      15,515,822       11,872,941        16,460,074        11,872,941        12,577,392
                                             ============     ============      ============      ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 4 -

                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                         NUMBER OF                    SHARE CAPITAL                           ACCUMULATED
                                                 -------------------------      -------------------------      ADDITIONAL        OTHER                        TOTAL          TOTAL
                                                 ORDINARY      PREFERRED A      ORDINARY       PREFERRED        PAID-IN      COMPREHENSIVE   ACCUMULATED   COMPREHENSIVE  SHAREHOLDERS'
                                                  SHARES          SHARES         SHARES        A SHARES         CAPITAL     INCOME (LOSS *)    DEFICIT     INCOME (LOSS)     EQUITY
                                                 ----------     ----------      ----------     ----------      ----------     ----------      ----------      --------     ----------

Balance as of January 1, 2005                    11,872,941              -      $    1,794     $        -      $   58,881     $     (226)     $  (34,156)                  $   26,293

Issuance of  preferred A convertible shares
  and warrants , net                                      -      6,636,391               -            754          12,584              -               -                       13,338
Deemed dividend associated with  Beneficial
  Conversion feature of Preferred A shares                -              -               -              -           1,981              -          (1,981)                           -
Conversion of Preferred A convertible shares      2,000,000     (2,000,000)            228           (228)              -              -               -                            -
Comprehensive loss:
Other comprehensive loss - unrealized
  losses on available-for-sale marketable
  securities, net of impairment (see Note 3)              -              -               -              -               -           (110)              -      $   (110)          (110)
Net loss                                                  -              -               -              -               -              -          (7,078)       (7,078)        (7,078)
                                                 ----------     ----------      ----------     ----------      ----------     ----------      ----------      --------     ----------
Total comprehensive loss                                                                                                                                      $ (7,188)
                                                                                                                                                              ========

Balance as of December 31, 2005                  13,872,941      4,636,391           2,022            526          73,446           (336)        (43,215)                      32,443

UNAUDITED

Exercise of warrants                                409,090              -              44              -             978              -               -                        1,022
Conversion of convertible Preferred A shares      1,131,818     (1,131,818)            125           (125)              -              -               -                            -
Stock compensation                                        -              -               -              -             250              -               -                          250
Comprehensive income:
Other comprehensive income - unrealized
  gains on available-for-sale marketable
  securities, net                                         -              -               -              -               -            358                      $    358            358
Net income                                                -              -               -              -               -              -             969           969            969
                                                 ----------     ----------      ----------     ----------      ----------     ----------      ----------      --------     ----------
Total comprehensive income                                                                                                                                    $  1,327
                                                                                                                                                              ========

Balance as of June 30, 2006                      15,413,849      3,504,573      $    2,191     $      401      $   74,674     $       22      $  (42,246)                  $   35,042
                                                 ==========     ==========      ==========     ==========      ==========     ==========      ==========                   ==========

*)   Accumulated other comprehensive income (loss) on account of unrealized gains (losses) on available-for-sale marketable securities.

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 5 -

                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        SIX MONTHS ENDED
                                                                            JUNE 30,           YEAR ENDED
                                                                    ----------------------     DECEMBER 31,
                                                                      2006          2005          2005
                                                                    --------      --------      --------
                                                                           UNAUDITED            AUDITED
                                                                    ----------------------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                   $    969      $ (7,247)     $ (7,078)
Adjustments required to reconcile net income (loss) to net cash provided (used) in operating activities:
  Depreciation and amortization                                        1,135         1,147         2,258
  Amortization of stock based compensation                               250             -             -
  Impairment of capitalized software development costs                     -             -           177
  Gain from sale of property and equipment                               (42)          (66)         (157)
  Realized loss (gain) on available-for-sale marketable
    securities                                                           182           (63)            -
  Amortization of premium and accretion interest on
    available-for-sale marketable securities                             731           (51)          411
  Accrued interest on short-term bank deposits                            (7)            -            27
  Accrued severance pay, net                                             196          (391)         (142)
  Decrease (increase) in trade receivables                              (612)        1,988         2,855
  Decrease (increase) in unbilled receivables                         (1,347)          306           527
  Change in balances with related parties                              1,026           213          (217)
  Decrease (increase) in other accounts receivable and prepaid
    expenses                                                             (68)        1,021         1,047
  Decrease (increase) in long-term trade and unbilled
    receivables                                                          831           231          (669)
  Increase (decrease) in trade payables                                  562          (124)       (1,678)
  Increase (decrease) in deferred revenues                            (3,219)        2,313         5,584
  Increase (decrease) in other accounts payable and accrued
    expenses                                                            (293)         (272)        1,792
                                                                    --------      --------      --------

Net cash provided by (used in) operating activities                      294          (995)        4,737
                                                                    --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Investment in short-term and long-term bank deposits                    (188)       (1,195)       (2,487)
Proceeds from short-term bank deposits                                 1,041         1,634         2,901
Investment in available-for-sale marketable securities                (5,808)      (16,713)      (19,148)
Proceeds from sale and redemption of available-for-sale
  marketable securities                                               11,384        11,714        15,540
Purchase of property and equipment                                      (980)         (607)       (1,145)
Proceeds from sale of property and equipment                              64           166           293
                                                                    --------      --------      --------

Net cash provided by (used in) investing activities                    5,513        (5,001)       (4,046)
                                                                    --------      --------      --------

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 6 -

                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   SIX MONTHS ENDED
                                                                        JUNE 30,           YEAR ENDED
                                                                 ---------------------     DECEMBER 31,
                                                                   2006         2005          2005
                                                                 --------     --------      --------
                                                                       UNAUDITED             AUDITED
                                                                 ---------------------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:

Short-term bank credit                                                  -         (967)         (967)
Proceeds from issuance of Preferred A convertible shares and
  warrants, net                                                         -       12,838        12,838
Proceeds from exercise of warrants                                  1,022            -             -
                                                                 --------     --------      --------

Net cash provided by financing activities                           1,022       11,871        11,871
                                                                 --------     --------      --------

Increase in cash and cash equivalents                               6,829        5,875        12,562
Cash and cash equivalents at the beginning of the period           18,034        5,472         5,472
                                                                 --------     --------      --------

Cash and cash equivalents at the end of the period               $ 24,863     $ 11,347      $ 18,034
                                                                 ========     ========      ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

Cash paid during the period for:
  Taxes                                                          $     65     $     82      $    171
                                                                 ========     ========      ========

Reclassification of receivables on account of convertible
  Preferred A shares                                             $      -     $    500      $    500
                                                                 ========     ========      ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     - 7 -

NOTE 1:- GENERAL

     The accompanying unaudited interim consolidated financial statements have been prepared as of June 30, 2006, and for the six months and three months then ended in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United
     States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 6 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

     These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2005 included in Form 20-F for the year ended December 31, 2005, filed with the
     Securities and Exchange Commission ("the annual financial statements").

     The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

     Results for the three and six months ended June 30, 2006, are not necessarily indicative of the results that may be expected for the year end ing December 31, 2006.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     a.   The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

     b.   The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

     c.   Accounting for stock-based compensation:

          On January 1, 2006, the Company adopted Statement of Financial
          Accounting Standards No. 123 (revised 2004), "Share-Based Payment,"
          ("SFAS 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options under the
          Company's stock plans based on estimated fair values. SFAS 123(R)
          supersedes the Company's previous accounting under Accounting
          Principles Board Opinion No. 25, "Accounting for Stock Issued to
          Employees" ("APB 25") for periods beginning in fiscal 2006. In March
          2005, the Securities and Exchange Commission issued Staff Accounting
          Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

                                     - 8 -

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an
          option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under
          Statement of Financial Accounting Standards No. 123, "Accounting for
          Stock-Based Compensation" ("SFAS 123").

          No stock-based employee compensation cost was recognized in the
          Statement of Operations for the year ended December 31, 2005 nor in the six and three months periods ended June 30, 2005, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

          The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the six and three months periods ended June 30, 2006, includes: (a)
          compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of
          Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). As required by the modified prospective method results for prior periods have not been restated. The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the requisite service period of each of the award, net of estimated forfeiters. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

          As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before taxes and net income for the six and three months ended
          June 30, 2006, is $ 250 and $ 135 lower, respectively, than if it had continued to account for share-based compensation under Opinion 25.
          Basic and diluted earnings per share for the six and three months periods ended June 30, 2006 is $ 0.01 and $ 0.01 lower, respectively, than if the company had continued to account for share-based compensation under opinion 25.

                                     - 9 -

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The pro-forma table below reflects the Company's stock based compensation expense, net income and basic and diluted earnings per share for the six months ended June 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

                                                          SIX MONTHS         THREE MONTHS        YEAR ENDED
                                                             ENDED               ENDED           DECEMBER 31,
                                                         JUNE 30, 2005       JUNE 30, 2005          2005
                                                          ------------       ------------       ------------
                                                           UNAUDITED          UNAUDITED
                                                          ------------       ------------

Net loss attributed to ordinary shares - as reported      $     (9,228)      $     (2,329)      $     (9,059)

Add: stock-based compensation expenses recognized
  under APB 25                                                       -                  -                  -

Deduct: stock-based compensation expense determined
    under fair value method for all awards                         (56)               (23)               (81)
                                                          ------------       ------------       ------------

Pro forma net loss                                        $     (9,284)      $     (2,352)      $     (9,140)
                                                          ============       ============       ============

Basic and diluted loss per share, as reported             $      (0.78)      $      (0.20)      $      (0.72)
                                                          ============       ============       ============

Pro forma basic and diluted loss per share                $      (0.78)      $      (0.20)      $      (0.73)
                                                          ============       ============       ============

Weighted average number of shares used in computing
    pro forma basic and diluted earnings per share          11,872,941         11,872,941         12,577,392
                                                          ============       ============       ============

          For purpose of pro-forma disclosures stock based compensation is amortized over the vesting period using the accelerated attribution method.

          Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior six and three months period ended June 30, 2005, under SFAS 123 and the stock based compensation expense recognized during the current six and three months ended June 30, 2006, under SFAS 123(R) are not directly comparable.

     d.   On November 29, 2004, the Company entered into definitive agreements
          ("the Agreements") to obtain $ 14,600 in equity financing, through the sale of 6,636,391 of Series A convertible Preferred shares in a private placement to institutional investors ("the Preferred shares").
          The Preferred shares are convertible into 6,636,391 Ordinary shares.
          In addition, holders of the Preferred shares were granted one warrant to purchase 0.4 Ordinary shares at an exercise price of $ 2.50 per share for each Preferred share owned at any time until January 2011
          ("the Warrants"). The closing of the investment took place on January
          3, 2005.

                                     - 10 -

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The rights of the holders of the Preferred shares include, among other things, the following rights that are subject to certain limitations as described in the Company's articles:

          (i) Weighted-average anti-dilution protection; (ii) Preference in the event of liquidation of the Company; (iii) Veto rights over certain material actions by the Company; and (iv) The right to nominate one member of the Company's Board of Directors.

          As part of the Agreements, the placement agent of the investment was granted Warrants exercisable for the purchase of up to 371,678 of the
          Company's Ordinary shares. The placement agent's Warrants are exercisable at a price per Ordinary share of $ 2.64, at any time until
          January 2009.

          In the event that the closing bid price of the Company's Ordinary shares (as defined in the warrant certificate) equals or exceeds two times the exercise price then in effect for twenty consecutive trading days (as defined in the warrant certificate) ("the Trading Period")
          and the average trading volume of the Ordinary shares is at least
          100,000 shares during the Trading Period, the Company, upon thirty days prior written notice ("the Notice Period") given to the warrant holder within one business day immediately following the end of such
          Trading Period, may call the Warrants, at a redemption price equal to
          $ 0.01 per Ordinary share then purchasable. Notwithstanding any such notice by the Company, the warrant holder shall have the right to exercise the Warrants prior to the end of the Notice Period.

          In connection with the issuance of the Preferred shares and the
          Warrants, the Company has applied EITF 00-27, "Application of Issue
          No. 98-5 to Certain Convertible Instruments," ("EITF 00-27") which resulted in the recognition of $ 1,981 related to the beneficial conversion feature on the Preferred shares. The Company accounted for the beneficial conversion feature as a deemed dividend to the
          Preferred shareholders of $ 1,981 and a credit to additional paid-in capital.

          According to the Agreements, the investors have the right to receive payment for liquidated damages if a registration statement on Form F-3 is not declared effective within 90 days (or 120 days in the event the
          U.S. Securities and Exchange Commission conducts a review) following the closing of the private placement transaction. The Company obtained effectiveness of the registration statement on May 24, 2005.
          Therefore, since May 4, 2005, the Company had been accruing liquidated damages at a rate equal to 2% of each investor's investment in the
          Company for each 30 day period, or pro rata for any portion thereof, during the period for which the registration statement was not declared effective. The Company paid liquidated damages at a total amount of $ 194, which was recorded in the second quarter of 2005 as general and administrative expenses.

                                     - 11 -

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          During 2005, 2,000,000 Preferred shares were converted into the same number of the Company's Ordinary shares. During the three and six months ended June 30, 2006, 950,000 and 1,131,818 Preferred shares, respectively, were converted into the same number of the Company's
          Ordinary shares and 54,545 and 409,090 Warrants, respectively, were exercised into Ordinary shares.

     e.   Recently issued accounting pronouncements:

          In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement
          No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.
          FIN 48 utilizes a two-step approach for evaluating tax positions.
          Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is
          more-likely-than-not to be sustained upon examination. Measurement
          (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

          FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting
          for income taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty.

          FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

          FIN 48 is effective for fiscal years beginning after December 15,
          2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings.

          The Company is currently evaluating the effect of the adoption of FIN
          48 on its financial statements.

                                     - 12 -

NOTE 3:- CONTINGENT LIABILITIES

     a.   Securities class action:

          A shareholder's class action lawsuit was filed in September 2004 against the Company, Team Software Industries Ltd. and certain of the
          Company's executive officers. The lawsuit purports to be a class action filed on behalf of persons who held the Company's shares during the period between February 6, 2002 and November 14, 2002. The complaint alleges that material misrepresentations and omissions concerning the Company's operations and performance artificially inflated the Company's stock price, causing damages to investors.
          Based on the Company's initial review of the amended complaint (filed in February 2006), the Company believes that the claims are without merit and intends to vigorously defend itself against the actions.
          However, this class action is at an early stage, and the Company's management cannot predict the outcome of this dispute.

     b.   Termination of agreements:

          On November 13, 2002, the Company received a letter of termination from a major customer, regarding an agreement signed on January 30,
          2002. The customer also obtained, after a court hearing, the payment of a performance bond issued by a bank on the Company's behalf under the agreement. On January 23, 2003, the bond in the amount of approximately (pound)1 million, was paid to the customer.

          The Company believes that this customer terminated the agreement unlawfully, and in violation of the termination provisions set out in the agreement.

          The Company's management believes, in light of the facts surrounding the project and its relationship with this customer, and based on consultations with and opinions of its legal counsel, that the Company has reasonably good prospects of establishing that the customer was not entitled to terminate the agreement and by its conduct repudiated the agreement. The Company cannot currently estimate the amount of damages that it would receive if it were to succeed in its lawsuit against the customer. The Claim and Particulars were filed and served on the customer by the Company in December 2005.

          A Defense and Counterclaim was filed and served by the customer on the
          Company in March 2006. The Company cannot presently estimate the amount of damages that could be awarded to the customer if it were successful in its defense and Counterclaim.

          In August 2006 the Company and the customer have agreed to attempt to resolve this dispute by a mediation to be held by October 31, 2006.

          In 2002, the Company also signed an agreement for a similar project with an affiliate of the customer referred to above. Following a dispute that arose between the Company and such affiliate in 2002, the parties signed a settlement agreement at the beginning of 2004, pursuant to which the parties agreed to terminate the agreement, the
          Company repaid an amount of (pound)0.1 million to the customer and the parties waived all claims against each other.

                                     - 13 -

NOTE 3:- CONTINGENT LIABILITIES (CONT.)

          The Company cannot presently estimate the amount of damages that could be sought by the customer in a potential counterclaim.

          In 2002, the Company recorded "trade and unbilled receivables" in the amount of (pound) 7.3 million ($ 10,311), as due from these customers.
          Due to the letter of termination received from the first customer and management's concerns about termination by the second customer, as described above, the Company classified the receivables in an amount of (pound) 1.7 million (as of June 30, 2006 - $ 3,106) as "long-term trade and unbilled receivables", which represents the amount whose collection is probable, in management's opinion. The remaining balance was expensed in 2002 to doubtful accounts in the statement of operations.

NOTE 4:- RELATED PARTY TRANSACTION AND BALANCE

     Balance with related party-shareholder:

     During the years 1998 to 2000, the Company granted Mr. Shlomo Eisenberg
     ("Mr. Eisenberg"), the former Chairman of the Board of Directors and a major shareholder of the Company, an aggregate of 105,000 options to purchase Ordinary shares of the Company. In 2001 and 2002, Mr. Eisenberg exercised a portion of his options ("the Options") and the Company withheld
     Israeli income tax from income realized by Mr. Eisenberg upon the exercise of the Options, as required by law.

     Recently, the Company underwent a tax deductions audit by the Israeli Tax
     Authority ("ITA"). As a result of such audit, the ITA assessed an additional NIS 1.5 million ($ 355 as of June 30, 2006) in withholding taxes with respect to income derived by Mr. Eisenberg from the exercise of the
     Options. Following consultation with the Company's tax advisors, the
     Company paid the additional withholding tax amount assessed in the audit.
     The Company was informed that it is required to collect such additional tax from Mr. Eisenberg otherwise such additional amount will be viewed as a benefit received by Mr. Eisenberg from the Company, resulting in additional withholding tax being charged to the Company as a result of the grant of such benefit.

     The Company believes that it is entitled to demand reimbursement for such additional withholding tax from Mr. Eisenberg. Accordingly, a claim was filed in the amount of NIS 1.6 million and served on Mr. Eisenberg by the
     Company in May 2006. A defense is due to be served by Mr. Eisenberg by the end of September 2006.

                                     - 14 -

NOTE 5:- SHARE-BASED COMPENSATION

     The Company estimates the fair value of stock options granted using the
     Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility and the expected option term (the amount of time from the grant date until the options are exercised or expire).
     Expected volatility was calculated based upon actual historical stock price, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to declare dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

     During 1995, 1996, 1999, 2000 and 2001, the Board of Directors of the
     Company adopted share option plans (as amended "the Old Plans") pursuant to which 2,325,515 Ordinary shares were reserved for issuance upon the exercise of options to be granted to certain directors and key employees of the Company and its subsidiaries. At the Company's annual general shareholders' meeting in December 2004, it was decided that there was no intention to grant any more options from the Old Plans and it was resolved to approve the 2004 share option plan ("the New Plan"), pursuant to which
     1,000,000 Ordinary shares were reserved for issuance.

     The Board of Directors is empowered, among other things, to designate the options, dates of grant and the exercise price of options. Unless otherwise decided by the Board, the options will vest over a period of one to three years of employment, and will be non-assignable.

     Pursuant to the New Plan, as of June 30, 2006, an aggregate of 55,500 options of the Company are still available for future grant.

     Each option granted under the Plans to employees expires no later than five years from the date of the grant. Any options which are canceled or forfeited before expiration become available for future grants.

     The fair value of the Company's stock options granted to employees and directors for the six months ended June 30, 2006 and for the year ended
     December 31, 2005 was estimated using the following weighted average assumptions:

                                     SIX MONTHS ENDED     YEAR ENDED
                                         JUNE 30,         DECEMBER 31,
                                     2005        2006        2005
                                   UNAUDITED   UNAUDITED
                                   ---------   ---------

Expected volatility                  60.0%       42.9%       57.0%
Risk-free interest                    3.0%        4.5%        4.5%
Dividend yield                          0%          0%          0%
Expected life of up to (years)        2.0         2.8         2.6
Forfeiture rate                         -          10%          -

                                     - 15 -

NOTE 5:- SHARE-BASED COMPENSATION (CONT.)

     A summary of option activity under the Company's Stock Option and
     Restricted Stock Incentive Plan as of June 30, 2006 and changes during the six months ended June 30, 2006 are as follows:

                                                                        WEIGHTED-
                                                                         AVERAGE
                                                         WEIGHTED-      REMAINING
                                                          AVERAGE      CONTRACTUAL      AGGREGATE
                                         NUMBER OF        EXERCISE         TERM         INTRINSIC
                                          OPTIONS          PRICE        (IN YEARS)        VALUE
                                         ---------         ------         -----         ---------
                                                                UNAUDITED
                                         --------------------------------------------------------

Outstanding at December 31, 2005           390,333         $ 4.55
Granted                                    669,500           3.84
Exercised                                        -              -
Expired                                      3,333             20
                                         ---------         ------         -----         ---------

Outstanding at June 30, 2006             1,056,500           4.05          4.20             1,267
                                         =========         ======         =====         =========

Exercisable at June 30, 2006               218,248           5.17          3.17               192
                                         =========         ======         =====         =========

Vested and expected to vest                754,427           3.76          4.47               968
                                         =========         ======         =====         =========

     The weighted-average grant-date fair value of options granted during the six months ended June 30, 2006 was $ 1.34. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the second quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30,
     2006. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the six months ended
     June 30, 2006 was $ 0 - no options were exercised. As of June 30, 2006, there was $ 663 of total unrecognized compensation cost related to non-vested option-based compensation arrangements granted under the
     Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.75 years. Total fair value of options vested for the six months ended June 30, 2006 was $ 169.

     Stock-based compensation expense is included in the following line items:

                               THREE MONTHS  SIX MONTHS
                                  ENDED         ENDED
                                 JUNE 30,      JUNE 30,
                                   2006         2006
                                   ----         ----

Cost of revenues                   $ 68         $124
Research and development             35           65
Selling and marketing                19           37
General and administrative           13           24
                                   ----         ----

TOTAL                              $135         $250
                                   ====         ====

                                     - 16 -